Exhibit 2.1

FIRST AMENDMENT TO
MERGER AGREEMENT AND PLAN OF REORGANIZATION

This FIRST AMENDMENT TO MERGER AGREEMENT AND PLAN OF REORGANIZATION (the “Amendment”) is made and entered into as of September 15, 2022 by and among Cardio Diagnostics, Inc., a Delaware corporation (the “Company” or “Cardio”), Meeshanthini (Meesha) Dogan, as representative of the shareholders of the Company (the “Shareholders’ Representative”), Mana Capital Acquisition Corp., a Delaware corporation (“Parent” or “Mana”), and Mana Merger Sub Inc., a Delaware corporation (“Merger Sub”).

A.The Company, Parent, Shareholders’ Representative and Merger Sub have previously entered into that certain Merger Agreement and Plan of Reorganization dated as of May 27, 2022 (the “Merger Agreement”).

B.Section 12.2 of the Merger Agreement provides that the Merger Agreement cannot be amended, except by a writing signed by each party thereto.

C.The parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, the parties hereto, each intending to be bound hereby, agree as follows:

1.Definitions.

(a)Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Merger Agreement.

(b)The definition of “Company Equity Rights” set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Company Equity Rights” means all rights to acquire the Equity Right Shares (as defined herein).

(c)The definition of “Escrow Participant(s)” set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Escrow Participant(s)” means each of the Persons who are members of the Stockholder Earnout Group.

(d)The definition of “Exchange Ratio” set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Exchange Ratio” means the quotient of (a) the Aggregate Closing Merger Consideration less the Equity Right Shares, divided by (b) the Company Fully Diluted Capital Stock.

2.Section 3.1(a). Section 3.1(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a)each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Capital Stock resulting from the conversion or exercise of Company Warrants and Company Options prior to the Effective Time, but excluding Equity Right Shares) shall be canceled and converted into (i) the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”) and (ii) the contingent right to receive a portion of the Stockholder Earnout Shares, calculated on a Pro Rata Basis together with all other shares of Company Capital Stock held by the holder of such share as of immediately prior to the Effective Time, if, as and when payable in accordance with the provisions of Section 3.7;

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3.Section 3.1(f). Section 3.1(f) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(f)each Company Equity Right that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into a right to acquire a number of shares of Parent Common Stock equal to one percent (1%) of the Aggregate Closing Merger Consideration (the “Equity Right Shares”). At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Equity Right pursuant to this subsection.

4.Section 3.6(a) and 3.6(b). Section 3.6(a) and 3.6(b) of the Merger Agreement are hereby amended and restated in its entirety as follows:

(a)A statement (the “Closing Date Statement”), signed and certified by the Chief Financial Officer of the Company on its behalf, which sets forth a good faith estimate (with reasonable supporting detail) of (i) the Company Closing Cash, (ii) Company Closing Debt, (iii) Company Closing Net Debt, (iv) the Aggregate Exercise Price and (v) the Company Fully Diluted Capital Stock. In addition, the Closing Date Statement shall also include (i) the Company’s calculation of the Per Share Merger Consideration and the number of Equity Right Shares based on the foregoing estimates (and the other components contemplated by Section 3.1 in the calculation of the Per Share Merger Consideration), (ii) a copy of the Company’s good faith estimated unaudited consolidated balance sheet of the Company as of immediately prior to the Closing upon which such calculations are based, and (iii) wire transfer or other applicable delivery instructions for payment of each item of Company Transaction Expenses to be paid at Closing. Each of the components required to be set forth on the Closing Date Statement shall be calculated in accordance with the definitions set forth in this Agreement.

(b)A statement (the “Merger Consideration Schedule”), signed and certified by the Chief Financial Officer of the Company in his or her capacity as such, which sets forth: (i) the Aggregate Closing Merger Consideration, the Aggregate Closing Merger Consideration Value, the Per Share Merger Consideration and the number of Equity Right Shares; (ii) a detailed capitalization schedule of the Company, setting forth all Company Capital Stock; (iii) the portion of the Aggregate Closing Merger Consideration payable in respect of each share of Company Common Stock; (iv) the holder to whom the Equity Right Shares are issuable; and (v) for each holder of Company Common Stock: (A) the number of shares of Company Common Stock held by such Person (including the respective Certificate number of any certificated Company Common Stock held by such Person), (B) the portion of the Aggregate Closing Merger Consideration required to be paid under the Company Certificate of Incorporation to each holder of Company Common Stock in respect of such holder’s Company Common Stock, and (C) such holder’s aggregate Per Share Merger Consideration. The calculations set forth in the Merger Consideration Schedule shall be prepared in accordance with the Company Certificate of Incorporation and the requirements of the DGCL. Parent shall be entitled to rely (without any duty of inquiry) upon the Merger Consideration Schedule, and a Letter of Transmittal shall be required to be delivered by each holder of Company Common Stock as a condition to receipt of any Merger Consideration and shall include a waiver of, among other things, any and all claims (i) that the Merger Consideration Schedule did not accurately reflect the terms of the Company Certificate of Incorporation, and (ii) in connection with the issuance of any Company Common Stock (including any rights to indemnities from the Company or any of its Affiliates pursuant to any Contract entered into by such Stockholder in connection with such issuance). Any amounts delivered by Parent to an applicable holder of Company Common Stock in accordance with the foregoing shall be deemed for all purposes to have been delivered to the applicable holder in full satisfaction of the obligations of Parent under this Agreement and Parent shall not be responsible or liable for the calculations or the determinations regarding such calculations set forth therein.

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5.Section 3.7(a). Section 3.7(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a)Delivery of Stockholder Earnout Shares. After the Closing, subject to the terms and conditions set forth herein, (i) Stockholders who have received, or are entitled to receive, any Per Share Merger Consideration and (ii) holders of Equity Right Shares (collectively, the “Stockholder Earnout Group”) shall have the contingent right to receive additional shares of Parent Common Stock based on the performance of Parent if the requirements as set forth in this Section 3.7 are achieved. At the Closing and immediately prior to the Effective Time, Parent shall deliver to the Exchange Fund 1,000,000 shares of Parent Common Stock, as such shares may be adjusted for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination (the “Stockholder Earnout Shares”). The Stockholder Earnout Shares shall be allocated on a Pro Rata Basis among the members of the Stockholder Earnout Group in accordance with this Section 3.7.

6.Section 3.7(f). Section 3.7(f) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(f)As used in this Section 3.7, the term “Pro Rata Basis” shall mean, with respect to any member of the Stockholder Earnout Group, in accordance with the ratio calculated by dividing (x) the sum of the aggregate Per Share Merger Consideration plus the Equity Right Shares issued or issuable to such Persons by (y) the sum of the aggregate Per Share Merger Consideration plus the Equity Right Shares issued or issuable to the Stockholder Earnout Group, in each case as of immediately following the Closing as determined in accordance with the provisions of this Article III.

7.Section 8.7. Section 8.7 of the Merger Agreement is hereby amended and restated in its entirety as follows:

8.7 Employee Benefits Matters. The Company shall prepare and present to the Parent’s board of directors, a long-term incentive plan for service providers to Parent and its subsidiaries that initially reserves 3,265,516 shares of Parent Common Stock with effect immediately following Closing (the “Equity Incentive Plan”). The Equity Incentive Plan shall be subject to reasonable review and comment by Parent, and thereafter adopted by Parent’s board of directors prior to the Closing.

8.Miscellaneous.

8.1Effect of Amendment. Except as expressly amended by this Amendment, all of the terms of the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto. The provisions of Article XII of the Merger Agreement are incorporated in this Amendment by this reference, mutatis mutandis. Counterparts of this Amendment may be executed and delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.2References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Merger Agreement shall, effective from the date of this Amendment, refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement and references in the Merger Agreement, as amended hereby, to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to May 27, 2022 and references to the date of this Amendment and “as of the date of this Amendment” shall refer to date of this Amendment as set forth at the top of page 1 of this Amendment.

[Signatures appear on the following page.]

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written

Parent: MANA CAPITAL ACQUISITION CORP.

By:	/s/ Jonathan Intrater
Name: Title:	Jonathan Intrater Chief Executive Officer

Merger Sub: MANA MERGER SUB INC.

By:	/s/ Jonathan Intrater
Name: Title:	Jonathan Intrater Chief Executive Officer

Company: CARDIO DIAGNOSTICS, INC.

By:	/s/ Meeshanthini (Meesha) Dogan
Name: Title:	Meeshanthini (Meesha) Dogan Chief Executive Officer

Shareholder Representative:

By:	/s/ Meeshanthini (Meesha) Dogan
Name:	Meeshanthini (Meesha) Dogan

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